UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

835637109
(CUSIP Number)

Kent M. Rowett
Leeward Investments, LLC
1010 E. Sir Francis Drake Blvd., Suite 202
Kentfield, California 94904
(415) 284-0779

With a copy to:

Henry Lesser, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [     ].

CUSIP No. 835637109	Page 2 of 8

1	NAME OF REPORTING PERSONS Leeward Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON 00 (Limited Partnership)

CUSIP No. 835637109	Page 3 of 8

1	NAME OF REPORTING PERSONS Leeward Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 835637109	Page 4 of 8

1	NAME OF REPORTING PERSONS Mr. Kent M. Rowett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE TO COVER PAGES

In the foregoing cover pages to this Amendment, the box in row 2(a) is checked to affirm the existence of a “group” among the Reporting Persons. The box in row 2(b) that was checked in Amendment No. 1 dated February 18, 2011 has been unchecked in this Amendment because, by reason of the sale of all their Shares reported in this Amendment, any “group” that may previously have been deemed to exist between the Reporting Persons and the Stapleton Parties by reason of the Support Agreement no longer exists. Capitalized items used and not defined in this Explanatory Note have the meanings given to them in Amendment No. 1.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D dated September 29, 2010 previously filed by the Reporting Persons (the “Initial Filing”), as amended by Amendment No. 1 dated February 18, 2011 (“Amendment No. 1 and, together with the Initial Filing, the “Statement”) by supplementing such Items with the information below. Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement.

Item 2. Identity and Background.

In accordance with the Support Agreement, all of the Shares previously beneficially owned by the Reporting Persons were tendered to SAC pursuant to the terms and conditions of its tender offer (the “SAC Tender Offer”) for all outstanding Shares not owned by the Stapleton Group (as defined in SAC’s Offer to Purchase dated April 1, 2011) at $10.05 per Share net to the seller in cash. On May 2, 2011, SAC issued a public announcement that it had accepted for payment all Shares validly tendered into the SAC Tender Offer and not withdrawn prior to the expiration thereof. Accordingly, SAC has purchased all of the Shares beneficially owned by the Reporting Persons and the Reporting Persons have no continuing equity interest in the Company By reason of the sale of all of their Shares to SAC by the Reporting Persons, any “group” that may previously have been deemed to exist between the Reporting Persons and the Stapleton Parties, for purposes of Rule 13d-5(b)(1) promulgated under the 1934 Act, by reason of the Support Agreement no longer exists.

For the reason set forth in the preceding paragraph, this Amendment No. 2 constitutes the terminating filing by the Reporting Persons with respect to their beneficial ownership of Shares.

Item 4. Purpose of Transaction.

The Shares previously beneficially owned by the Reporting Persons were sold to SAC pursuant to the terms of the SAC Tender Offer in accordance with the Support Agreement, which the Leeward Parties entered into for the reasons set forth in Amendment No. 1. See, also, the response to Item 2, which is incorporated by reference in response to this Item.

Item 5. Interest in Securities of the Issuer

(c, e)     The Reporting Persons sold all 93,571 Shares previously beneficially owned by them to SAC, at a price of $10.05 net in cash to the Reporting Persons, pursuant to the terms of the SAC Tender Offer, upon the acceptance for payment by SAC of all Shares validly tendered and not withdrawn prior to the expiration of the SAC Tender Offer, which expired (except for a subsequent offering period announced by SAC) on April 29, 2011. As a result of such acceptance, the Reporting Persons ceased to be the beneficial owners of any Shares. See, also, the responses to Items 2 and 4, which are incorporated by reference into this Item.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: May 2, 2011

Leeward Capital, L.P.

By:	Leeward Investments, LLC
General Partner

By:	/s/ Kent M. Rowett
Kent M. Rowett
Manager

Leeward Investments, LLC

By:	/s/ Kent M. Rowett
Kent M. Rowett
Manager

KENT M. ROWETT

By:	/s/ Kent M. Rowett
Kent M. Rowett

7